Lincoln Life & Annuity Company of New York:
Lincoln Life & Annuity Flexible Premium Variable Life Account M

Supplement Dated _____
To the Product Prospectuses dated May 1, 2010 for:

Lincoln VULONE2007

This Supplement outlines changes to the prospectus for Lincoln VULONE2007 that will be applicable to policies issued on or after_____________, subject to state availability.  These changes apply only to new purchasers of the policy and not to current owners and are not optional.  These revisions are occasioned by a re-pricing of the insurance elements of the product and are more fully described below:

Overview of the changes:

1.  In the prospectus, under “POLICY SUMMARY”, the provision with respect to Charges and Fees:

•
The Surrender Charge shown for a Representative Insured shown in the Surrender Charge section of “Table I: Transaction Fees” have been changed. The Surrender Charge for the male Representative Insured has been changed from “$27.52 per $1000 of specified amount” to “$27.95 per $1000 of specified amount.”

•
The Cost of Insurance charge shown for a Representative Insured shown in the Cost of Insurance section of “Table II: Periodic Charges Other Than Fund Operating Expenses” has been changed. The Cost of Insurance charge for the male Representative Insured has been changed from “$0.19 per month per $1000 of Net Amount at Risk” to “$0.20 per month per $1000 of Net Amount at Risk.”

•
The charge shown in the Administrative Fee section of “Table II: Periodic Charges Other Than Fund Operating Expenses” for a Representative Insured has been changed.   The charge for a male Representative Insured has been changed from “$0.24 per month per $1000 of specified amount” to “$0.13 per month per $1000 of specified amount.”

•
The Policy Loan Interest Charge section of “Table II: Periodic Charges Other Than Fund Operating Expenses” and the corresponding footnote have been changed. The charge has been changed from “5.0% annually of the amount held in the loan account” to “4.0% annually of the amount held in the loan account.”

The changes noted above have resulted in changes in the numerical values in some of the representative calculations and tables included in the prospectus, dated May 1, 2010.  The tables, calculations and the sentences in which these numerical changes occur are set out below.

2.  In the prospectus under “DEATH BENEFITS”, the section entitled “Changes to the Initial Specified Amount and Death Benefit Options ” has been changed and a provision entitled “Death Benefit Qualification Test” has been added.  This provision allows you to choose at the time you apply for the policy between which test, as provided under the Internal Revenue Code, you wish your policy to be qualified as Life Insurance.

3.  In the prospectus under “TAX ISSUES”, the section entitled “Taxation of Life Insurance Contracts in General”, sub-section “Tax Status of the Policy” the second paragraph has been changed.  This change clarifies the Cash Value Accumulation Test may be applied if you so elect at the time you apply for the policy.

Please refer to the May 1, 2010 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary.

The prospectus dated May 1, 2010 is being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “Charges and Fees” (under “POLICY SUMMARY”, sub-section “Charges and Fees”):

The following replaces the “Charge for a Representative Insured” under the “Surrender Charge” section of Table I: Transaction Fees:

Charge	When Charge is Deducted	Amount Deducted
Surrender Charge*2
Charge for a Representative Insured
For up to 15 years from the Policy Date and up to 15 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your policy.  For up to 10 years from the Policy Date or up to 10 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $27.95 per $1,000 of specified amount.
* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from you financial advisor.

2 During the life of the policy, you may request one or more Partial Surrenders, each of which may not exceed 90% of your policy’s Surrender Value as of the date of your request. If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of you policy, which is subject to the Surrender Charge reflected in the table above. (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

The following replaces the “Charge for a Representative Insured” under the “Cost of Insurance” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance*	Monthly
Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.20 per month per $1,000 of Net Amount at Risk.
* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from you financial advisor.

The following replaces the “Charge for a Representative Insured” under the “Administrative Fee” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Administrative Fee*	Monthly
Charge for a Representative Insured		For a male age 45, standard non-tobacco, the maximum additional monthly charge is $0.13 per month per $1,000 of specified amount.
* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from you financial advisor.

The following replaces the “Policy Loan Interest” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Policy Loan Interest	Annually	4.0% annually of the amount held in the loan account.2
2Effective annual interest rate of 4.0% in years 1-10 and 3.1% in years 11 and later. Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s general account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 3.0%.

Changes to “POLICY CHARGES AND FEES” section of the prospectus:

The following replaces the second paragraph of the “Full Surrenders” section:

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000 which has not been increased would be; a) $11.29 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $11.290.

The following replaces the first sentence of the third paragraph of the “Cost of Insurance Charge” section:

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .00246627 (the monthly equivalent of an effective annual rate of 3.0%), subtracting the Accumulation Value at the beginning of the policy month, and multiplying the result (the “Net Amount at Risk”) by the applicable cost of insurance rate as determined by the Company.

The following replaces the last two sentences of the “Policy Loan Interest” section:

The annual effective interest rate is 4.0% in years 1-10, 3.1% in years 11 and beyond. We will credit 3.0% interest on the Loan Account value in all years.

Changes to the “Riders” section under “YOUR INSURANCE POLICY” section of the prospectus:

The following replaces the death benefit examples under sub-section headed “No-Lapse Enhancement Rider – Death Benefits Under the Policy and the Rider ” and the first sentence of the paragraph that follows:

•	Insured: Male Standard Non-tobacco, age 45
•	Specified amount: $1,000,000
•	Annual premium payment: $12,500 paid annually at or before the beginning of each of the first 30 policy years
•	No Indebtedness on the policy
•	Death Benefit Option: 1 (level)
•	Benefit Selection Option: Not Elected
•	Assumed Investment Return: 8.00% gross (7.26% net)
•	No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial Specified Amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	55	117,079	1,000,000	900,000	1,000,000	1,000,000
20	65	347,971	1,000,000	900,000	1,000,000	1,000,000
30	75	812,636	1,000,000	900,000	1,000,000	1,000,000
40	85	1,623,901	1,705,096	900,000	-	900,000
50	95	3,208,733	3,240,820	900,000	-	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force. Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing. In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•	Assumed Investment Return: 0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	55	72,850	1,000,000	900,000	1,000,000	1,000,000
20	65	131,863	1,000,000	900,000	1,000,000	1,000,000
30	75	128,534	1,000,000	900,000	1,000,000	1,000,000
40	85	-	-	900,000	-	900,000
50	95	-	-	900,000	-	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 30 and 40.

The following replaces the sample policy example illustrating the duration of lapse protection under sub-section headed “No-Lapse Enhancement Rider – Duration of No-Lapse Protection”:

Sample Policy

•	Insured: Male Standard Non-tobacco, age 45
•	Specified amount: $1,000,000
•	Benefit Selection Option: Not elected
•	Planned annual premium payment: $8,000

Duration of lapse protection:
1)	if premiums are received on the planned payment date each year: 479 months; or
2)	if premiums are received 30 days after the planned payment date each year: 476 months.

The following replaces the example under sub-section headed ““Benefit Selection Option”:

The following replaces the example shown with respect to a Male, 45 Years Old, Standard Non-tobacco:

Male, 45 Year Old, Standard Non-tobacco
Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$0.12583 per thousand of Specified Amount (higher)	$0.33167 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.
Election: 100%	$0.04000 per thousand of Specified Amount (lower)	$0.34917 per thousand of Specified Amount (higher)
This option offers the least amount of no-lapse protection. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account. However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

Changes to “Policy Values” under “PREMIUMS” section of the prospectus:

The following replaces the last sentence of the eighth paragraph:
Interest is credited on the Loan Account at an effective annual rate of 3.0% in all years.

Changes to “DEATH BENFITS”, sub-section “Changes to the Initial Specified Amount and Death Benefit Options”:

The following replaces the language under the seventh and eighth paragraphs of “Changes to the Initial Specified Amount and Death Benefit Options”:

We may decline any request for reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the death benefit qualification test you elected at the time you applied for the policy.

In addition, the death benefit qualification tests, as discussed below, require certain relationships between premium and death benefit and between policy Accumulation Value and death benefit.  As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the test you elected.  If the increase in the policy’s death benefit causes an increase in the Net Amount at Risk, charges for the Cost of Insurance Charge will increase as well.

The following provision has been added under “DEATH BENEFITS” following the “Changes to the Initial Specified Amount and Death Benefit Options” provision:

Death Benefit Qualification Test

You will also choose between the two death benefit qualification tests, the “Cash Value Accumulation Test” and the “Guideline Premium Test”.  You must choose the death benefit qualification test when you apply for the policy.  If you do not choose a death benefit qualification test at that time, you will be deemed to have chosen the Guideline Premium Test.  Once your policy has been issued and is in force, the death benefit qualification test cannot be changed.

The Guideline Premium Test limits the amount of premium payable for an Insured of a particular age and sex.  It also applies a prescribed cash value corridor percentage to determine a minimum ratio of death benefit to Accumulation Value.

The Cash Value Accumulation Test requires that the death benefit be sufficient to prevent the Accumulation Value, as defined in Section 7702 of the Code, from ever exceeding the net single premium required to fund the future benefits under the Policy.  If the Accumulation Value is ever greater than the net single premium at the Insured’s age and sex for the proposed death benefit, the death benefit will be automatically increased by multiplying the Accumulation Value by a death benefit conversion percentage that is defined as $1,000 divided by the net single premium.  A table of the corridor percentages for the death benefit qualification test you elected will be included as a part of the policy specifications when you receive your policy.

The tests differ as follows:

(1)	the Guideline Premium Test expressly limits the amount of premium that you can pay into your policy; the Cash Value Accumulation Test indirectly limits the premium.

(2)
the factors that determine the minimum death benefit relative to the policy’s Accumulation Value are different.  Required increases in the minimum death benefit due to growth in Accumulation Value will generally be greater under the Cash Value Accumulation Test.

(3)
If you wish to pay more premium than is permitted under the Guideline Premium Test, for example to target a funding objective, you should consider the Cash Value Accumulation Test, because it generally permits higher Premium Payments.  However, the higher death benefit conversion percentage might cause you to pay higher Cost of Insurance Charges.  Payment of higher premiums could also cause your policy to be deemed a MEC.

(4)
If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the Guideline Premium Test will better serve this objective.  Since the corridor percentages are lower, the smaller required death benefit generally results in lower Cost of Insurance Charges.

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.

You should consult with a qualified tax advisor before choosing the death benefits qualification test.

Please ask your financial advisor for illustrations which demonstrate the impact of selection of each test on the particular policy, including any riders, which you are considering.

Changes to “POLICY LOANS” section of the prospectus:

The following replaces the last sentence of the sixth paragraph:

Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues at an effective annual rate of 4.0% in years 1-10 and 3.1% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

The following replaces the last sentence of the seventh paragraph:

Lincoln Life credits interest to the loan account value (of both the Premium Reserve Rider and the Policy) at a rate of 3.0% in all years, so the net cost of your policy loan is 1.0% in years 1-10 and 0.1% thereafter.

Changes to Changes to “TAX ISSUES”, sub-section “Taxation of Life Insurance Contracts in General”:

The following replaces the language under the second paragraph of “Taxation of Life Insurance Contracts in General”:

The Code also recognizes a Cash Value Accumulation Test, which does not limit premiums paid depending upon the insured’s age, gender, and risk classification, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification.  We will apply this test to the policy if you have so elected at the time you applied for the policy.

Changes to “APPENDIX A”

The following replaces, in full, Appendix A.  The values have changed due to the changes in Charges and Fees described above:

EXAMPLE OF SURRENDER CHARGE CALCULATIONS:

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net) and a planned annual Premium Payment of $15,000 (all amounts shown for the end of each policy year in each of the tables below are in dollars):

1)  Fully surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	11,768	26,560	0
10	151,224	11,290	139,934
16	310,366	0	310,366

In the table above, the Surrender Charge at the end of year 1 would be:
a)	$26.56 multiplied by
b)	1,000 ($1,000,000 divided by 1,000), or $26,560.

2) Decrease the Initial Specified Amount by $500,000 from $1,000,000 to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,640
5	5,110
11	0

In the table above, the Surrender Charge at the end of year 1 would be:
a)	26.56 multiplied by
b)	250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000), or $6,640.

•
In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial Specified Amount. Therefore, only $250,000 of the requested $500,000 Reduction in the Initial Specified Amount is assessed a Surrender Charge.

3)  Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	124,179	13,270	14,350	27,620	96,559
12	179,225	7,070	11,405	18,475	160,750
16	270,120	0	6,900	6,900	263,220
21	419,977	0	0	0	419,977

In the table above, the surrender charge at the end of year 9 would be:
a)
  (i)   13.27 multiplied by
  (ii)  1,000 ($1,000,000 divided by 1,000), plus

b)
  (i)   28.70 multiplied by
  (ii)  500 ($500,000 divided by 1,000), or $27,620.

•	At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.
•	At the end of year 16, the Surrender Charge for the Initial Specified Amount would have expired.
•	At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)  Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy year shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	1,991	10,763	12,753
12	0	8,554	8,554
21	0	0	0

In the table above, the surrender charge at the end of year 9 would be:
a)
  (i)   13.27 multiplied by
  (ii)  150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000), plus

b)
  (i)   28.70 multiplied by
  (ii)  375 ($500,000 minus $125,000 ($500,000 multiplied by 25%), divided by 1,000), or $12,753.

•
In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial Specified Amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount. Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial Specified Amount being reduced is assessed a Surrender Charge.

•	At the end of year 9, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.
•	At the end of year 12, the Surrender Charge for the Initial Specified Amount would have expired after year 10.
•	At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired after year 17.